SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

02050743

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

8/1/02

For the month of August, 2002

SEC MAIL PROCESSING
RECEIVED
AUG 13 2002
WASH. D.C. 180 SECTION

SILICOM LTD.

(Translation of Registrant's name into English)

---

8 Hanager Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

PROCESSED
P AUG 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

WLKM

EXHIBIT LIST

Exhibit 1	Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.
Exhibit 2	Proxy Card Concerning Annual General Meeting of Shareholders held on June 13, 2002.
Exhibit 3	Proxy Materials Concerning Annual General Meeting of Shareholders held on June 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.
(Registrant)

By: ______________________
Ilan Erez
Chief Financial Officer

Dated: August 8, 2002

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Silicom Ltd. (the "Company") hereby incorporates by reference the cautionary statements contained in the Company's filings with the Securities and Exchange Commission from time to time. These cautionary statements identify many of the important factors, among others, that could cause the Company's actual results to differ materially from those projected in forward looking statements of the Company made by, or on behalf of the Company, including without limitation in the other Exhibits to this Form 6-K.

EXHIBIT 2

PROXY

SILICOM LTD.

For the Annual General and Extraordinary Meeting of Shareholders to be held on June 13, 2002

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the "Company") hereby appoints Ilan Erez, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on June 13, 2002, at 10.00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

A [X] Please mark your vote as in this example

		FOR all nominees listed below.	WITTHOLD AUTHORITY to vote for nominees listed below.
I.	PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐

Nominees:
AVI EIZENMAN, YEHUDA ZISAPEL AND YESHAYAHU ORBACH
(NOTE: Directors are elected as a group, not individually)

		FOR	AGAINST	ABSTAIN
II.	**PROPOSAL NO. 2: To elect Tsipi Kagan to hold office as an outside director for an initial three-year term.**	☐	☐	☐
III.	**PROPOSAL NO. 3: To appoint** Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent public accountants of the Company for the year ending December 31, 2002, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services in accordance with Israeli law.	☐	☐	☐
IV.	**PROPOSAL NO. 4: To ratify an option grant to Yeshayahu Orbach, President, Chief Executive Officer and a member of the Company's Board of Directors.**	☐	☐	☐

Under the Israeli Companies Law – 1999, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the CEO, or has the right to appoint a director or the CEO and (ii) excludes an interest arising in itself from the ownership of shares in any company.

	YES	NO
Please indicate whether or not you have a proposed interest (as defined above) in PROPOSAL NO. 2 by marking an "X" in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of Proposal No. 2 will be disqualified.	☐	☐

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1, 2, 3, and 4.
The undersigned hereby acknowledges receipt of the Notice of an Annual General and Extraordinary Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________ (SIGNATURE OF SHAREHOLDER) ____________________ (SIGNATURE OF SHAREHOLDER) Dated: ____________________, 2002

Note: Please mark, date and sign exactly as name(s) appear on this proxy and return the proxy card promptly using the enclosed envelope. If the signer is a corporation, please sign full corporate name by duly authorized officer. Executives, administrators, trustees, etc. should state full title or capacity. Joint owners should each sign.

EXHIBIT 3

SILICOM LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
JUNE 13, 2002

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders of Silicom Ltd. (the "Company") will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on June 13, 2002, at 10.00 a.m., Israel time, for the following purposes:

1. To elect Avi Eizenman, Yehuda Zisapel and Yeshayahu Orbach to hold office as directors until the next general meeting of shareholders and until their successors have been duly elected and qualified.

2. To elect Tsipi Kagan to hold office as an outside director for an initial three-year term.

3. To appoint Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent public accountants of the Company for the year ending December 31, 2002, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services in accordance with Israeli law.

4. To ratify an option grant to Yeshayahu Orbach, pursuant to the Israel Companies Law - 1999 (the "Law").

5. To receive management's report on the business of the Company for the year ended December 31, 2001 and the Company's Consolidated Balance Sheet at December 31, 2001 and the Consolidated Statement of Income for the year then ended.

Shareholders of record at the close of business on May 6, 2002 will be entitled to notice of, and to vote at the meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

A Proxy Statement detailing the matters to be presented for approval at the meeting of shareholders is available upon request, free of charge, at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 9729-9-765-1977).

By Order of the Board of Directors.

SILICOM LTD.

Yeshayahu Orbach
President and Chief Executive Officer

Date: May 7, 2002

PROXY STATEMENT

SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

June 13, 2002

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Silicom Ltd. (the "Company") for use at the Company's Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held on June 13, 2002, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the ordinary shares represented thereby will be voted in accordance with the recommendations of the management.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail on or about May 7, 2002. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of ordinary shares at the close of business on May 6, 2002 are entitled to notice of, and to vote at, the Meeting. At May 1, 2002, 4,125,300 ordinary shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. The Company's Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, representing 51% of the voting rights of the issued share capital of the Company, personally or by proxy, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until June 20, 2002 at 10:00 a.m. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Resolutions number, one, three and four proposed at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Resolution number two proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not controlling shareholders of the Company (as such term is defined in the Israeli Securities Law, 1968) exceeds one percent of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders present in person or by proxy at the Meeting that are not controlling shareholders of the Company.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of May 1, 2002, the number of Ordinary Shares owned by (i) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares
Yehuda Zisapel	838,723	20.33%
Avi Eizenman	208,315	5.05%
Zohar Zisapel	800,886	19.41%
All directors and officers as a group (2 persons)	1,047,038	25.38%

Yehuda Zisapel, Avi Eizenman and Yeshayahu Orbach also beneficially own options granted to each of them pursuant to the Director and Employee Share Incentive Plans for an additional 95,000, 110,000 and 180,000 Ordinary Shares, respectively, and all directors and officers (excluding Yehuda Zisapel, Avi Eizenman and Yeshayahu Orbach) as a group beneficially own options granted to them pursuant to the Director Share Incentive Plan and Employees Share Option Plan for an additional 67,000 Ordinary Shares.

ELECTION OF DIRECTORS

The management of the Company has selected the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby "FOR" the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election of such other nominees as management may propose. The Company's Articles of Association specify that the number of directors may be determined from time to time by the general meeting of the shareholders of the Company. The following nominees who are currently directors of the Company have advised the Company that they will continue to serve as directors if re-elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation
Yehuda Zisapel	58	Mr. Zisapel is a co-founder of the Company and has served as a Director since its inception in 1987 and served as a Chairman of the Board from August 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. ("Rad"), Bynet Data Communications Ltd. and its subsidiaries and other companies in the Rad Group. In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. degree in Business Administration from Tel Aviv University.
Avi Eizenman	44	Mr. Eizenman is a co-founder of the Company and served as its President and Chief Executive Officer, as well as Director since its inception in 1987. Mr. Eizenman stepped down as Chief Executive Officer on April 1, 2001, and became Chairman of the Board on that date. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree in Electrical Engineering from the Technion, and an M.B.A. degree in Business Administration from Tel

Aviv University.

Yeshayahu Orbach	51	Mr. Orbach was appointed President and Chief Executive Officer in April 2001. Since 1996, Mr. Orbach served as the President and Chief Executive Officer of Opgal Ltd. a high-tech subsidiary of Israel's premier Raphael and El-Op corporations. Previously, he was the General Manager of Edusoft Ltd., and Managing Director of Tecsys Ltd. Mr. Orbach holds a B.Sc. in Mechanical Engineering from the Technion.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to elect Avi Eizenman and Yehuda Zisapel as directors of the Company for the coming year until the next annual meeting of the Company's shareholders and to ratify the appointment of Yeshayahu Orbach, as a director of the Company for the coming year until the next annual meeting of the Company's shareholders, subject to his continued employment as President and Chief Executive Officer of the Company.

Election of Avi Eizenman, Yehuda Zisapel and Yeshayahu Orbach as directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting.

The board of directors expresses no recommendation as to the vote on the above resolution.

ELECTION OF AN OUTSIDE DIRECTOR

The Israeli Companies Law – 1999 requires Israeli companies with shares that have been offered to the public inside or outside of Israel to appoint two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

- an employment relationship;
- a business or professional relationship maintained on a regular basis;
- control of the company; and
- service as an office holder.

No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director.

The initial term of an outside director is three-years and may be extended for an additional three-year period. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors must include at least one outside director and both outside directors must be members of the Company's audit committee.

The Company's board of directors has selected Ms. Tsipi Kagan for election as an outside director to serve for an initial period of three-years, renewable for an additional three-years, and until her respective successor is duly elected and qualified.

The following provides certain relevant information concerning the nominee and the current outside directors, Zohar Gilon and Paulet Eitan, including their principal occupation during at least the past five years:

Name	Age	Principal Occupation
Zohar Gilon	54	Mr. Gilon has served as a Director of the Company since 1994, and currently serves as an Outside Director as well. Mr. Gilon also serves as a General Partner and Managing Director of Tamar Technology Ventures, a venture capital fund investing in Israel and the USA. From 1993 to August 1995, he served as President of W.S.P. Capital Holdings Ltd. Mr. Gilon

is a private investor in numerous hi-technology companies. He holds a B.Sc. degree in Electrical Engineering from the Technion, and an M.B.A. in Business Administration from Tel Aviv University.

Tsipi Kagan	35	Ms. Kagan has served as the Chief Financial Officer of Phone-Or Ltd., a technology-based manufacturer of microphones and sensors, since 2000. From 1994 until 2000, Ms. Kagan was a senior manager at Ernst & Young, Israel. She holds a B.A. in Accounting and Economics and a Certificate of Advanced Accounting Studies from Tel Aviv University.
Paulet Eitan	55	Ms. Eitan has been the Manager of Paulet Eitan – Financial Planning Services Ltd. since 1991. Between 1970 and 1990, Ms. Eitan held various financial related positions at Motorola Israel Ltd. Ms. Eitan currently serves on the board of directors of Elbit Ltd. and Pitkit Ltd. and previously served on the board of directors of Evergreen and the Israeli Electric Company. Ms. Eitan holds a BA in economics and business administration from HEC – Paris and a MBA from the University of Tel Aviv.

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the ordinary shares represented thereby "For" the election of Ms. Tsipi Kagan as an outside director. If the above nominee is unable to serve, the person named in the proxy shall vote the ordinary shares for the election of such other nominee/s as the board of directors may propose.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the election of Ms. Tsipi Kagan as an outside director of the Company for a three year term is hereby ratified.

The election of Ms. Tsipi Kagan as an outside director requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of ordinary shares voted against such resolution by shareholders that are not controlling shareholders of the Company (as such term is defined the Israeli Securities Law, 1968) exceeds one percent of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders present in person or by proxy at the Meeting that are not controlling shareholders of the Company (as such term is defined the Israeli Securities Law, 1968).

The board of directors unanimously recommends a vote "FOR" the election of Ms. Tsipi Kagan as an outside director.

PROPOSAL APPOINTING INDEPENDENT PUBLIC ACCOUNTS

The board of directors has selected the accounting firm of Somekh Chaikin, a member of KPMG Worldwide Organization, as the independent certified public accountants of the Company for the year ending December 31, 2002. Management believes that the selection of Somekh Chaikin as independent accountants is appropriate and in the best interests of the Company and its shareholders. Somekh Chaikin performed the Company's yearly audit for the fiscal years ended December 31, 2000 and 2001.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2002 and the authorization of the board of directors to fix the remuneration of such auditors in accordance with the volume and nature of their services are hereby ratified.

The appointment of Somekh Chaikin requires the affirmative vote of a majority of the ordinary shares represented at the Meeting.

The board of directors unanimously recommends that the shareholders vote "FOR" the appointment of Somekh Chaikin as the independent public accountants of the Company.

PROPOSAL FOR APPROVAL OF A GRANT OF OPTIONS TO A MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY

Pursuant to the Law, the terms of compensation of members of the board of directors require approval of each of the audit committee, board of directors and shareholders of the Company, in such order.

On January 27, 2002, the board of directors resolved to grant Mr. Orbach, a director of the Company, options to purchase 60,000 ordinary shares of the company at an exercise price of $0.90 per share. Half of the options are exercisable as of the date of grant and the remaining half are exercisable one-year from the date of grant.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that subject to the ratification of the Company's audit committee and board of directors, the grant to Mr. Orbach options to purchase 60,000 ordinary shares of the Company is hereby ratified.

Ratification of the option grant to Mr. Orbach by the shareholders requires the affirmative vote of a majority of the ordinary shares represented at the Meeting.

The board of directors expresses no recommendation as to the vote on the above resolution.

REVIEW OF THE COMPANY'S BALANCE SHEET AS AT DECEMBER 31, 2001 AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as at December 31, 2001 and the Consolidated Statement of Income for the year then ended. You may request a copy of the Company's audited financial statements for the fiscal year ended December 31, 2001, free of charge, by contacting the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 9729-9-765-1977).

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

SILICOM LTD.

Yeshayahu Orbach
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: May 7, 2002